Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three and six months ended June 30, 2026 and 2025

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents		$502,102	$527,052
Short-term investments		3,046	4,202
Trade and other receivables	5	20,444	24,202
Inventories	6	42,339	43,770
Prepaid expenses and other current assets		1,822	2,207
Total current assets		569,753	601,433
Non-current assets:
Property, plant and equipment	7	31,590	32,195
Intangible assets	8	33	248
Long-term financial investments	10	42,030	48,006
Other long-term assets		489	506
Total assets		$643,895	$682,388
Liabilities and Equity
Current liabilities:
Trade and other payables	12	$26,625	$28,788
Deferred revenue	13	6,015	8,408
Provisions and other current liabilities	14	14,875	20,386
Current lease liabilities	15	3,404	3,412
Total current liabilities		50,919	60,994
Non-current liabilities:
Non-current lease liabilities	15	16,285	18,728
Non-current deferred revenue	13	14,237	9,917
Other non-current liabilities	16	2,718	2,819
Total liabilities		84,159	92,458
Equity:
Share capital	17	2,435,245	2,433,244
Contributed surplus	17	309,798	310,041
Accumulated deficit		(2,183,419)	(2,151,751)
Foreign currency reserve		(1,888)	(1,604)
Total equity		559,736	589,930
Total liabilities and equity		$643,895	$682,388

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

“Kathy Bayless”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended June 30,		Six months ended June 30,
	Note	2026	2025	2026	2025

Revenues:
Product and service revenues	18	$20,598	$17,842	$40,019	$33,231
Cost of product and service revenues		16,518	19,337	33,176	38,334
Gross margin		4,080	(1,495)	6,843	(5,103)

Operating expenses:
Research and product development		10,370	18,176	19,729	36,281
General and administrative		4,972	4,788	9,964	9,453
Sales and marketing		1,414	2,399	2,894	4,854
Other expense	19	4,166	6,342	4,747	6,569
Total operating expenses		20,922	31,705	37,334	57,157

Results from operating activities		(16,842)	(33,200)	(30,491)	(62,260)
Finance income (loss) and other	20	(2,990)	10,819	(35)	22,320
Finance expense	20	(421)	(495)	(862)	(1,001)
Net finance income (loss)		(3,411)	10,324	(897)	21,319

Equity in loss of investment in joint venture and associates	9 & 21	—	(444)	—	(1,262)
Impairment charges on property, plant and equipment	7	—	(939)	(257)	(3,162)
Gain on sale of assets	7	—	3	—	73
Loss before income taxes		(20,253)	(24,256)	(31,645)	(45,292)

Income tax expense		(23)	(24)	(23)	(24)
Net loss for the period		$(20,276)	$(24,280)	$(31,668)	$(45,316)

Other comprehensive loss:

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(40)	1,700	(284)	2,229
Total comprehensive loss for the period		$(20,316)	$(22,580)	$(31,952)	$(43,087)

Basic and diluted loss per share
Loss per share for the period		$(0.07)	$(0.08)	$(0.11)	$(0.15)

Weighted average number of common shares outstanding		301,486,701	299,844,902	301,208,252	299,682,481

See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2025	300,784,816	$2,433,244	$310,041	$(2,151,751)	$(1,604)	$589,930

Net loss	—	—	—	(31,668)	—	(31,668)
RSUs redeemed (note 17)	695,478	1,836	(3,468)	—	—	(1,632)
Options exercised (note 17)	26,200	165	(51)	—	—	114
Share-based compensation (note 17)	—	—	3,276	—	—	3,276
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	(284)	(284)
Balance, June 30, 2026	301,506,494	$2,435,245	$309,798	$(2,183,419)	$(1,888)	$559,736

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2024	299,438,116	$2,428,618	$309,974	$(2,060,837)	$(4,765)	$672,990

Net loss	—	—	—	(45,316)	—	(45,316)
RSUs redeemed (note 17)	429,960	2,010	(2,540)	—	—	(530)
Share-based compensation (note 17)	—	—	6,573	—	—	6,573
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	2,229	2,229
Balance, June 30, 2025	299,868,076	$2,430,628	$314,007	$(2,106,153)	$(2,536)	$635,946
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2026	2025
Cash provided by (used in):
Operating activities:
Net loss for the period		$(31,668)	$(45,316)
Adjustments for:
Depreciation and amortization		1,990	1,949
Deferred gain amortization	15	—	(69)
Impairment loss on trade receivables		124	731
Inventory impairment reversal and onerous contracts provision adjustments	6	(1,513)	(2,506)
Unrealized gain on forward contracts		—	(686)
Equity in loss of investment in joint venture and associates	9 & 21	—	1,262
Net decrease (increase) in fair value of investments	10, 20 & 24	9,657	(7,771)
Gain on sale of assets	7	—	(73)
Impairment charges on property, plant and equipment	7	—	3,162
(Dilution) accretion on decommissioning liabilities	16	(99)	165
Employee future benefits and plan contributions		—	(11)
Share-based compensation	17	3,358	6,655
		(18,151)	(42,508)
Changes in non-cash working capital:
Trade and other receivables		3,633	7,715
Inventories		2,540	(13,579)
Prepaid expenses and other current assets		402	2,218
Trade and other payables		(7,756)	(3,151)
Deferred revenue		1,927	4,004
Warranty provision		(1,800)	563
		(1,054)	(2,230)
Cash used in operating activities		(19,205)	(44,738)

Investing activities:
Net decrease in short-term investments		1,156	—
Contributions to long-term investments	10	(3,681)	(4,863)
Additions to property, plant and equipment	7	(1,424)	(4,666)
Investment in intangible assets	8	—	(337)
Proceeds on sale of assets	7	—	80
Cash used in investing activities		(3,949)	(9,786)

Financing activities:
Principal payments of lease liabilities	15	(1,626)	(1,486)
Net proceeds on issuance of share capital from stock option exercise	17	114	—
Cash used in financing activities		(1,512)	(1,486)

Effect of exchange rate fluctuations on cash and cash equivalents held		(284)	2,097

Decrease in cash and cash equivalents		(24,950)	(53,913)
Cash and cash equivalents, beginning of period		527,052	603,948
Cash and cash equivalents, end of period		$502,102	$550,035

Supplemental disclosure of cash flow information (note 22).
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.    Reporting entity:
The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane ("PEM") fuel cell products. The Corporation focuses on power products for bus and rail applications, stationary power, and other markets (consisting of truck, marine, material handling, off-road, and other applications), as well as the delivery of services including technology solutions, after sales service and training. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.
The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three and six months ended June 30, 2026 and 2025 comprise the Corporation and its subsidiaries.

2.    Basis of preparation:
(a)    Statement of compliance:
These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those material accounting policies followed in the most recent annual consolidated financial statements, and therefore should be read in conjunction with the December 31, 2025 audited consolidated financial statements and the notes thereto.
The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on July 30, 2026.
(b)    Basis of measurement:
The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:
•Financial assets classified as measured at fair value through profit or loss (FVTPL)
(c)    Functional and presentation currency:
These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.
(d)    Use of estimates:
The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards ("IFRS") requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.    Basis of preparation (cont'd):
(d)    Use of estimates (cont'd):

Significant areas having estimation uncertainty include revenue recognition, asset impairment (including property, plant, and equipment and intangible assets), and any related recoveries of previously recognized impairment, warranty provision, inventory and onerous contracts provisions, and fair value measurement (including long-term financial investments). These estimates and judgments are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s audited consolidated financial statements as at and for the year ended December 31, 2025.
(e)    Future operations:
The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. The Corporation's liquidity objective to remain a going concern into the foreseeable future is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments.
The Corporation’s strategy to attain this liquidity objective is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund its operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and/or results of operations.

3.    Material accounting policies:
During the three months ended June 30, 2026, in anticipation of the closing of the transaction to acquire 100% of GeoPura Limited ("GeoPura") (note 25), the Corporation incorporated a holding company, Ballard Power Systems UK Limited, as a wholly owned subsidiary.
The accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s audited consolidated financial statements as at and for the year ended December 31, 2025.
Effective for January 1, 2026, the Corporation assessed any new IFRS standards, applicable amendments and interpretations, concluding that they did not have a material impact on the Corporation's condensed consolidated interim financial statements.
The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. The Corporation expects to adopt these standards as at their effective dates and will continue to evaluate their impact on the consolidated financial statements.
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance and replace IAS 1 Presentation of Financial Statements. While IFRS 18 carries forward many requirements from IAS 1, the new Standard introduces the following significant changes to the structure of a company’s financial statements:
•Income and expenses in the statements of income or loss will be grouped into new categories resulting in new subtotals and/or line items being presented (including operating profit), along with changes in how certain existing subtotals are calculated;

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.    Material accounting policies (cont'd):
•New disclosures will be required for management defined performance measures (MPM), commonly referred to as 'non-GAAP measures'; and
•New principles will apply to the aggregation and disaggregation of certain financial information in the financial statements.
IFRS 18 applies for annual periods beginning on or after January 1, 2027. Retrospective application is required, and the Corporation’s comparative information will be restated in accordance with the Standard.
The impact of adoption of IFRS 18 is currently being assessed by the Corporation. Based on a preliminary assessment, the Corporation expects that the adoption of IFRS 18 will change the presentation of the statement of loss and comprehensive loss, change the categorization of certain income and expense items in that statement, and require additional disclosures for MPMs and certain expenses in the notes to the financial statements. Since IFRS 18 does not affect the recognition or measurement of items, the Corporation does not expect the adoption of IFRS 18 to result in significant changes to the underlying information disclosed in the notes to the financial statements.

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty:
Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
Key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year include the following: revenue recognition, asset impairment (including property, plant, and equipment and intangible assets) and any related recoveries of previously recognized impairment, warranty provision, inventory and onerous contracts provisions, fair value measurement (including long-term financial investments), and residual fair value of property, plant, and equipment. These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s audited consolidated financial statements as at and for the year ended December 31, 2025.

5.    Trade and other receivables:

	June 30,	December 31,
	2026	2025
Trade accounts receivable, gross	$20,050	$23,711
Allowance for doubtful accounts	(3,212)	(2,946)
Trade accounts receivable, net	16,838	20,765
Other receivables	3,606	3,437
	$20,444	$24,202
Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 24.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

6.    Inventories:
During the three and six months ended June 30, 2026, the write-down of inventories to net realizable value including onerous contract adjustments amounted to $907,000 and $907,000 (2025 – $1,197,000 and $1,531,000) and the reversal of previously recorded write-downs and onerous contract adjustments amounted to $1,833,000 and $2,420,000 (2025 – $2,165,000 and $4,037,000), resulting in a net recovery to cost of product and service revenues of $926,000 and $1,513,000 (2025 – $968,000 and $2,506,000). Write-downs and reversals are included in either cost of product and service revenues or research and product development expense, depending upon the nature of inventory.

7.    Property, plant and equipment:

	June 30,	December 31,
	2026	2025
Property, plant and equipment owned	$14,919	$13,928
Right-of-use assets	16,671	18,267
	$31,590	$32,195
Property, plant, and equipment owned

	June 30,	December 31,
Net carrying amounts	2026	2025
Computer equipment	$622	$604
Furniture and fixtures	3,300	3,300
Leasehold improvements	3,894	3,878
Production and test equipment	7,103	6,146
	$14,919	$13,928
During the three and six months ended June 30, 2026, the Corporation recognized impairment charges of $nil and $257,000 related to prepayments made for capital assets in progress that were subsequently cancelled.
During the three and six months ended June 30, 2025, the Corporation recognized impairment charges of $939,000 and $3,162,000 related to a net fair value impairment allowance against consolidated capital assets.
During the six months ended June 30, 2025, the Corporation disposed of certain miscellaneous equipment in Denmark for net proceeds of $80,000, resulting in a gain on sale of assets of $73,000.
Right-of-use assets
The Corporation leases certain assets under lease agreements, comprised primarily of leases of land and buildings, office equipment, and vehicles (note 15).

	June 30,	December 31,
Net carrying amounts included in property, plant and equipment	2026	2025
Property	$16,487	$18,035
Equipment	77	87
Vehicle	107	145
	$16,671	$18,267

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

7.    Property, plant and equipment (cont'd):
Depreciation expense on property, plant, and equipment is allocated to operating expense or cost of goods sold depending upon the nature of the underlying assets. For the three and six months ended June 30, 2026, depreciation expense of $885,000 and $1,775,000 (2025 – $759,000 and $1,620,000) was recorded.
Additions for property, plant, and equipment for the six months ended June 30, 2026 total $1,170,000 (2025 – $3,168,000), whereas actual cash expended for additions total $1,424,000 (2025 – $4,666,000).

8.    Intangible assets:

	June 30,	December 31,
	2026	2025
ERP management reporting software system	$33	$248

		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2025	$55,081	$53,324	$1,757
Additions to intangible assets	337	—	337
Amortization expense	—	726	(726)
Impairment on intangible assets	(11,885)	(10,765)	(1,120)
Disposals adjustment	(40,923)	(40,923)	—
At December 31, 2025	2,610	2,362	248
Amortization expense	—	215	(215)
At June 30, 2026	$2,610	$2,577	$33
Additions to intangible assets for the six months ended June 30, 2026 of $nil (2025 – $337,000) consist primarily of costs to expand and enhance the capabilities of the ERP management reporting software system.
Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. For the three and six months ended June 30, 2026, amortization of $118,000 and $215,000 (2025 – $204,000 and $329,000) was recorded.

9.    Equity-accounted investment:
For the three and six months ended June 30, 2026, the Corporation recorded $nil and $nil (2025 – $444,000 and $1,262,000) in equity loss of investment in joint venture and associates, comprising of equity loss in Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV"). Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest. During the year ended December 31, 2025, the Corporation recognized impairment charges of $4,634,000 to fully impair its remaining equity investment in Weichai Ballard JV as it exits from its operations in China and expects to recover nominal, or no amounts, on its equity investment at this time.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.     Equity-accounted investment (cont'd):
Investment in Weichai Ballard JV

	June 30,	December 31,
Investment in Weichai Ballard JV	2026	2025
Beginning balance	$—	$8,238
Recognition of 49% profit on inventory not yet sold to third party, net	—	757
Equity in loss	—	(4,727)
Cumulative translation adjustment due to foreign exchange	—	366
Impairment charges on equity-accounted investment	—	(4,634)
Ending balance	$—	$—

10.    Long-term financial investments:
In addition to the above equity-accounted investment, the Corporation has also acquired ownership interest in various other investments, which are recognized at fair value (note 24).

	December 31,	Contributions	Change in Fair	June 30,
Net carrying value	2025	(Proceeds)	Value	2026
Long-term investment - HyCap Fund	$32,077	$1,740	$(8,260)	$25,557
Long-term investment - Clean H2 Fund	13,968	1,812	(1,188)	14,592
Long-term investment - Forsee Power	1,711	—	(209)	1,502
Long-term investment - Templewater Fund	250	129	—	379
	$48,006	$3,681	$(9,657)	$42,030

	December 31,	Contributions	Change in Fair	June 30,
Net carrying value	2024	(Proceeds)	Value	2025
Long-term investment - HyCap Fund	$23,987	$4,890	$5,490	$34,367
Long-term investment - Clean H2 Fund	9,043	—	2,173	11,216
Long-term investment - Forsee Power	2,270	—	108	2,378
Long-term investment - Wisdom Motor	1,900	—	—	1,900
Long-term investment - Templewater Fund	315	(27)	—	288
	$37,515	$4,863	$7,771	$50,149
During the three and six months ended June 30, 2026, changes in fair value and foreign exchange adjustments for long-term investments totalling ($7,776,000) and ($9,657,000) (2025 – $3,325,000 and $7,771,000) were recognized as unrealized (loss) gain in net loss and included in finance income (loss) and other (notes 20 and 24).
Investment in Hydrogen Funds
HyCap Fund I SCSp
In August 2021, the Corporation invested in HyCap Fund I SCSp (“HyCap”), a special limited partnership registered in Luxembourg. During the three and six months ended June 30, 2026, the Corporation made additional contributions of £612,000 and £1,293,000 ($823,000 and $1,740,000) (2025 – £3,477,000 and £3,615,000 ($4,711,000 and $4,890,000)) for total contributions of £21,588,000 ($28,184,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Long-term financial investments (cont'd):
During the three and six months ended June 30, 2026, changes in fair value and foreign exchange adjustments totalling ($7,670,000) and ($8,260,000) (2025 – $4,692,000 and $5,490,000) were recognized as unrealized (loss) gain in net loss and included in finance income (loss) and other (notes 20 and 24), resulting in net fair value investment in HyCap of $25,557,000 as of June 30, 2026 (June 30, 2025 – $34,367,000).
Clean H2 Infrastructure Fund
In December 2021, the Corporation invested in Clean H2 Infrastructure Fund I ("Clean H2"), a special limited partnership registered in France. During the three and six months ended June 30, 2026, the Corporation made additional contributions of €1,548,000 ($1,812,000) (2025 – €nil ($nil)) for total contributions of €13,338,000 ($14,746,000).
During the three and six months ended June 30, 2026, changes in fair value and foreign exchange adjustments totalling ($119,000) and ($1,188,000) (2025 – $1,345,000 and $2,173,000) were recognized as unrealized (loss) gain in net loss and included in finance income (loss) and other (notes 20 and 24), resulting in net fair value investment in Clean H2 of $14,592,000 as of June 30, 2026 (June 30, 2025 – $11,216,000).
Investment in Forsee Power SA
In October 2021, the Corporation acquired a non-controlling 9.8% equity interest in Forsee Power SA ("Forsee Power"), a publicly traded French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport.
During the three and six months ended June 30, 2026, changes in fair value and foreign exchange adjustments totalling $13,000 and ($209,000) (2025 – ($2,713,000) and $108,000) were recognized as unrealized gain (loss) in net loss and included in finance income (loss) and other (notes 20 and 24), resulting in net fair value investment in Forsee Power of $1,502,000 as of June 30, 2026 (June 30, 2025 – $2,378,000), now representing a non-controlling 4.5% equity interest.
Investment in Wisdom Motor Holdings Ltd.
In June 2022, the Corporation invested $10,000,000 and acquired a non-controlling 7.2% interest in Wisdom Group Holdings Ltd. ("Wisdom Motor"), a privately held Cayman Islands holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles. Subsequently, the Corporation assigned its option held to purchase additional Series A Preferred Shares in Wisdom for consideration of $1,000,000, resulting in recovery of contributions of $1,000,000. During 2025, the Corporation's investment in Wisdom Motor was fully impaired.
Investment in Decarbonization and Climate Technology Fund
Templewater Fund
In February 2024, the Corporation invested in Templewater Decarbonization I, L.P ("Templewater"), a special limited partnership registered in Cayman Islands. During the three and six months ended June 30, 2026, the Corporation made additional contributions of $129,000 (2025 – $nil) for total contributions of $813,000, representing a 1.8% equity interest, on a total commitment of $1,000,000, remainder yet to be paid. During the three and six months ended June 30, 2026, the Corporation received a return of contribution of $nil (2025 – ($27,000)) in the form of an equalization payment.
During the three and six months ended June 30, 2026, changes in fair value and foreign exchange adjustments totalling $nil (2025 – $nil) were recognized as unrealized gain (loss) in net loss and included in finance income (loss) and other (notes 20 and 24), resulting in net fair value investment in Templewater of $379,000 as of June 30, 2026 (June 30, 2025 – $288,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

11.    Bank facilities:
The Corporation has the following bank facilities available to it:
Letter of Guarantee Facility
The Corporation has a Letter of Guarantee Facility (“LG Facility”), enabling the bank to issue letters of guarantees, standby letters of credit, performance bonds, or similar credits on the Corporation's behalf from time to time up to a maximum of $2,000,000. As at June 30, 2026, a nominal amount (2025 – €979,000 ($1,147,000)) was outstanding on the LG Facility.
The LG Facility also enables the Corporation to enter into foreign exchange contracts (at face value amounts in excess of the LG Facility) As at June 30, 2026, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $nil (2025 – CDN $1,000,000) resulting in an unrealized loss of CDN $nil at June 30, 2026 (2025 – CDN $1,000). An unrealized gain on forward foreign exchange contracts is presented in prepaid expenses and other current assets and an unrealized loss on forward foreign exchange contracts is presented in trade and other payables on the condensed consolidated interim statements of financial position.
The Corporation also has a Loan Agreement enabling the bank to issue commercial credit cards, standby letters of credit, or similar credits on the Corporation's behalf from time to time up to a maximum of approximately CDN $13,000,000. As at June 30, 2026, letters of credit of $1,046,000 (CDN $1,458,000) (2025 – $nil) were outstanding on the LG Facility associated with this Loan Agreement.

12.    Trade and other payables:

	June 30,	December 31,
	2026	2025
Trade accounts payable	$16,078	$12,007
Compensation payable	6,940	11,787
Other liabilities	3,577	4,794
Taxes payable	30	200
	$26,625	$28,788

13.    Deferred revenue:
Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

	June 30,	December 31,
Deferred revenue	2026	2025
Beginning balance	$18,325	$11,632
Additions to deferred revenue	13,305	35,651
Revenue recognized during the period	(11,378)	(28,958)
Ending balance	$20,252	$18,325

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.    Deferred revenue (cont'd):

	June 30,	December 31,
	2026	2025
Current deferred revenue	$6,015	$8,408
Non-current deferred revenue	14,237	9,917
Ending balance	$20,252	$18,325

14.    Provisions:

	June 30,	December 31,
	2026	2025
Restructuring provision	$2,583	$5,890
Warranty provision	11,767	13,567
Onerous contracts provision	525	929
Current	$14,875	$20,386
Restructuring Provision
During the six months ended June 30, 2026, the Corporation accrued restructuring expenses of $458,000 related to personnel change costs and cost reduction initiatives.
During 2025, the Corporation accrued restructuring expenses in provisions and other current liabilities, consisting primarily of amounts incurred related to a July 2025 corporate restructuring initiative including costs related to the Chief Executive Officer ("CEO") transition and other personnel severance costs, certain contract exit and modification costs, and related consulting and advisory services. This provision is adjusted as actual costs are incurred and expended each quarter.
As at June 30, 2026, accrued restructuring liabilities totalling $2,125,000 (December 31, 2025 – $5,890,000) remain accrued related to the July 2025 corporate restructuring initiative.
Warranty Provision
The Corporation recorded warranty provisions of $1,600,000 (2025 – $1,970,000) related to new product sales offset by warranty expenditures of $2,582,000 (2025 – $2,118,000) due primarily to costs incurred to satisfy warranty obligations. The warranty provision and cost of revenues for the six months ended June 30, 2026 were adjusted downwards by $818,000 (2025 – upwards by $750,000) based upon quarterly review and changes in estimated costs to repair. As of June 30, 2026, total warranty provision of $11,767,000 (December 31, 2025 – $13,567,000) has been accrued in provisions and other current liabilities.
Onerous Contracts Provision
Upon completion of a review of the Corporation's "open" contracts as at June 30, 2026, total onerous contract costs of $525,000 (December 31, 2025 – $929,000) have been accrued in provisions and other current liabilities.
The Corporation will continue to review open contracts on a quarterly basis to determine if any ongoing or new contracts become onerous, and/or any of the underlying conditions or assumptions change which would require an adjustment to the accrued provision.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

15.    Lease liability:
The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 4.95% to 8.56% per annum and expire between November 2026 and February 2035.

	June 30,	December 31,
	2026	2025
Property	$3,322	$3,316
Equipment	16	18
Vehicle	66	78
Lease liability, current	$3,404	$3,412

Property	$16,170	$18,572
Equipment	58	69
Vehicle	57	87
Lease liability, non-current	$16,285	$18,728

Lease liability, total	$19,689	$22,140
During the six months ended June 30, 2026, the Corporation made principal payments on its lease liabilities of $1,626,000 (2025 – $1,486,000). The Corporation is committed to future minimum lease payments (comprising principal and interest) as follows:

Maturity Analysis	June 30,
2026
Less than one year	$4,873
Between one and five years	11,923
More than five years	9,668
Total undiscounted lease liabilities	$26,464

16.    Other non-current liabilities:

	June 30,	December 31,
	2026	2025
Non-current decommissioning liabilities	$2,634	$2,733
Net other post-retirement benefit plan liability	84	86
Other non-current liabilities	$2,718	$2,819
Non-current decommissioning liabilities
A provision for decommissioning liabilities for the Corporation’s head office building is related to estimated site restoration obligations at the end of the lease term. As at June 30, 2026, total decommissioning liabilities amounted to $2,634,000 (December 31, 2025 – $2,733,000), resulting from (dilution) accretion of ($99,000) (2025 – $165,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

17.    Equity:

	Three months ended June 30,		Six months ended June 30,
Share-based compensation	2026	2025	2026	2025
Option Expense	$—	$15	$—	$129
DSU Expense	70	91	142	179
RSU Expense	1,983	2,183	3,216	3,847
Total share-based compensation (per statement of loss)	$2,053	$2,289	$3,358	$4,155
Restructuring (accelerated vesting of equity)	$—	$2,500	$—	$2,500
Total share-based compensation (per statement of cash flows)	$2,053	$4,789	$3,358	$6,655
RSUs accrued but not yet granted	$(41)	$(42)	$(82)	$(82)
Total share-based compensation (per statement of equity)	$2,012	$4,747	$3,276	$6,573
(a)    Share capital:
As at June 30, 2026, 301,506,494 common shares were issued and outstanding.
(b)    Share options:

Options for common shares
At December 31, 2025	2,262,620
Options exercised	(26,200)
At June 30, 2026	2,236,420
During the three and six months ended June 30, 2026, compensation expense of $nil and $nil (2025 – $15,000 and $129,000) was recorded in net loss based on the grant date fair value of the awards recognized over the vesting period.
During the three and six months ended June 30, 2026, 26,200 (2025 – nil) options were exercised for an equal amount of common shares for proceeds of $114,000 (2025 – $nil).
As at June 30, 2026, options to purchase 2,236,420 common shares were outstanding (June 30, 2025 – 3,083,860).
(c)    Deferred share units:

DSUs for common shares
At December 31, 2025	1,032,673
DSUs granted	47,936
At June 30, 2026	1,080,609
Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers in DSUs or restricted share units ("RSUs"). Executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation's share distribution plan.
During the three and six months ended June 30, 2026, $70,000 and $142,000 (2025 – $91,000 and $179,000) of compensation expense was recorded in net loss relating to 18,084 and 47,936 (2025 – 57,340 and 135,955) DSUs granted during the period.
As at June 30, 2026, 1,080,609 DSUs were outstanding (June 30, 2025 – 1,125,623).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

17.    Equity (cont'd):
(d)    Restricted share units:

RSUs for common shares
At December 31, 2025	5,478,660
RSUs granted	4,076,592
RSUs exercised	(1,377,296)
RSUs forfeited	(656,415)
At June 30, 2026	7,521,541
Restricted share units (“RSUs”) are granted to certain employees, executives and directors. Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria and/or market criteria. For certain of the RSUs awarded, a performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted. Certain RSUs granted in 2024 to 2026 include an additional market criteria with weighted vesting over three years.
During the three and six months ended June 30, 2026, compensation expense of $1,983,000 and $3,216,000 (2025 – $2,183,000 and $3,847,000) was recorded in net loss.
During the three and six months ended June 30, 2026, 8,760 and 1,377,296 RSUs (2025 – 64,439 and 840,905) were exercised, net of applicable taxes, which resulted in the issuance of 4,445 and 695,478 common shares (2025 – 34,842 and 429,960) resulting in an impact on equity of ($22,000) and ($1,632,000) (2025 – ($42,000) and ($530,000)).
As at June 30, 2026, 7,521,541 RSUs were outstanding (June 30, 2025 – 9,836,794).

18.    Disaggregation of revenue:
The Corporation's operations and main revenue streams are the same as those described in the Corporation's audited consolidated financial statements as at and for the year ended December 31, 2025. Revenues from the delivery of services, including technology solutions, after sales service and training, are included in each of the respective markets. The Corporation's revenue is derived from contracts with customers.
In the following table, revenue is disaggregated by geographical market, by market application, and by timing of revenue recognition. Comparative information for disaggregation of revenue has been restated to reflect current year presentation.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

18.    Disaggregation of revenue (cont'd):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Geographical markets
Europe	$4,640	$10,096	$12,736	$19,497
North America	15,713	7,441	26,757	12,914
China	—	74	—	263
Rest of World	245	231	526	557
	$20,598	$17,842	$40,019	$33,231
Application
Bus	$9,652	$8,832	$16,434	$21,299
Rail	4,074	7,165	9,149	7,276
Stationary	1,788	541	7,001	1,137
Other	5,084	1,304	7,435	3,519
	$20,598	$17,842	$40,019	$33,231
Timing of revenue recognition
Products transferred at a point in time	$19,266	$15,425	$37,771	$28,512
Products and services transferred over time	1,332	2,417	2,248	4,719
	$20,598	$17,842	$40,019	$33,231

19.    Other operating expense:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net impairment loss on trade receivables	$101	$491	$106	$490
Acquisition-related costs	3,937	—	3,937	—
Restructuring and related costs	128	5,851	704	6,079
	$4,166	$6,342	$4,747	$6,569
Net impairment loss on trade receivables
During the three and six months ended June 30, 2026, the Corporation recorded a net impairment loss of $101,000 and $106,000 (2025 – $491,000 and $490,000) on trade receivables, consisting primarily of receivables from certain customers in Europe and China no longer deemed collectible. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.
Acquisition-related costs
During the three and six months ended June 30, 2026, acquisition-related costs of $3,937,000 and $3,937,000 (2025 – $nil and $nil) consist of professional fees, including financial advisory, legal and other consulting services, related to the recently announced transaction to acquire GeoPura (note 25). The Corporation’s arrangements for these services include various contingent and success fees, estimated to be between $3,000,000 and $5,000,000, that are payable upon successful closing of the transaction. Because the transaction remains unexecuted as of June 30, 2026, no asset, liability, or expense relating to any contingent fees has been recognized in these condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

19.    Other operating expense (cont'd):
Restructuring and related costs
During the three and six months ended June 30, 2026, total restructuring and related charges of $128,000 and $704,000 relate to personnel change costs and cost reduction initiatives.
During the three and six months ended June 30, 2025, total restructuring and related charges of $5,851,000 and $6,079,000 consist primarily of initial amounts incurred related to a July 2025 corporate restructuring including costs related to the CEO transition and other initial workforce reductions and related consulting and advisory services.

20.    Finance income (expense):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Investment and other income	$4,863	$6,269	$9,813	$12,894
Mark-to-market and foreign exchange (loss) gain on financial assets (notes 10 & 24)	(7,776)	3,325	(9,657)	7,771
Foreign exchange (loss) gain	(77)	1,225	(191)	1,475
Government recoveries	—	—	—	180
Finance income (loss) and other	$(2,990)	$10,819	$(35)	$22,320
Finance expense	$(421)	$(495)	$(862)	$(1,001)

21.    Related party transactions:
Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investee, Weichai Ballard JV (note 9).
For the three and six months ended June 30, 2026, related party transactions and balances with the Corporation's 49% owned equity-accounted investee, Weichai Ballard JV, were as follows:

	June 30,	December 31,
Balances with related party - Weichai Ballard JV	2026	2025
Trade and other receivables	$1,607	$1,607
Deferred revenue	1,607	1,607

	Three months ended June 30,		Six months ended June 30,
Transactions during the period with Weichai Ballard JV	2026	2025	2026	2025
Revenues	$—	$64	$—	$249
Cost of goods sold and operating expense	—	47	—	139

22.    Supplemental disclosure of cash flow information:

	Six months ended June 30,
Non-cash financing and investing activities	2026	2025
Compensatory shares	$1,836	$2,010

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

23.    Operating segments:
The Corporation operates in a single operating segment, Fuel Cell Products and Services, which consists of the sale of PEM fuel cell products and services for a variety of applications, including bus and rail applications, stationary power, and other markets (consisting of truck, marine, material handling, off-road, and other applications). Revenues from the delivery of services, including technology solutions, after sales service and training, are included in each of the respective markets.

24.    Financial instruments:
(a)    Fair value:
The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, long-term financial investments, and trade and other payables. The fair values of cash and cash equivalents, short term investments, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.
Long-term financial investments (note 10) comprise investment in hydrogen infrastructure and growth equity funds: HyCap Fund and Clean H2 Fund, investment in a decarbonization and climate technology fund: Templewater, and an investment in Forsee Power and Wisdom Motor. Changes in fair value and foreign exchange adjustments are recognized as gains or losses in net loss and included in finance income and other (note 20). During the three and six months ended June 30, 2026, the Corporation recognized net mark-to-market ("MTM") and foreign exchange (losses) gains of ($7,776,000) and ($9,657,000) (2025 – $3,325,000 and $7,771,000).

	Six months ended	Year ended
Change in fair value due to MTM and foreign exchange	June 30, 2026	December 31, 2025
Long-term investment - HyCap Fund	$(8,260)	$1,960
Long-term investment - Clean H2 Fund	(1,188)	2,465
Long-term investment - Forsee Power	(209)	(559)
Long-term investment - Wisdom Motor	—	(1,900)
Long-term investment - Templewater Fund	—	(223)
(Decrease) increase in fair value of investments	$(9,657)	$1,743
(b)    Credit risk:
IFRS 9 Financial Instruments requires impairment losses to be recognized based on “expected losses” that will occur in the future, incorporating forward-looking information relating to defaults and applies a single 'expected credit loss' ("ECL") impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.
As a result of this review for the three and six months ended June 30, 2026, the Corporation did not recognize any additional estimated ECL impairment losses, excluding specific impairment losses (note 19). At June 30, 2026, the total amount accrued was $200,000 (December 31, 2025 – $200,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

25.    Subsequent event:
On June 23, 2026, the Corporation announced that it had entered into a definitive agreement to acquire GeoPura Limited (“GeoPura”), a private zero-emission hydrogen-based power solutions provider in the UK (the “Transaction”). The Transaction represents a transformative acquisition that establishes the Corporation as a vertically integrated and capitally efficient energy-as-a-service (“EaaS”) provider with end-to-end capabilities spanning hydrogen production, distribution, logistics, refueling, fuel cells, and high-performance stationary power solutions. The Transaction consists of an upfront equity purchase price of £275,000,000 (“Upfront Consideration”), funded through a combination of £82,500,000 of the Corporation’s cash on hand and the issuance of approximately 50,800,000 of its common shares to GeoPura shareholders, at $5.02 per share, based on the Corporation’s 30-day volume-weighted average share price. In addition to the Upfront Consideration, the Corporation will pay contingent consideration of up to £27,500,000 if GeoPura achieves certain specified financial milestones after closing of the Transaction. The total transaction enterprise value, including assumption of GeoPura net debt and excluding contingent consideration, is £301,100,000 (approximately$400,000,000). The Transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in the second half of 2026.
As of the date that these condensed consolidated interim financial statements were authorized for issue, the transaction had not yet closed. Consequently, the initial accounting for the business combination—including the allocation of the purchase price to the identifiable assets acquired and liabilities assumed—is incomplete. Accordingly, no amounts have been recognized in these condensed consolidated interim financial statements related to the acquisition.